Exhibit 99.1

Press Release - Regulated Information May 5th, 2023 7:00 am CET

Celyad Oncology reports first quarter 2023 financial results and recent business highlights

•	Presentation of updated data on our multiplex shRNA platform, which allows targeting of up to four genes simultaneously

•	Publication of results from the THINK trial, which provided proof-of-concept of our NKG2D-based CAR T-cell approach

Mont-Saint-Guibert, Belgium—Celyad Oncology (Euronext & Nasdaq: CYAD) (the “Company”), a biotechnology company focused on innovative technologies for chimeric antigen receptor (CAR) T-cell therapies, today reports its financial results for the first quarter of 2023 and provides an update on recent business developments.

“Celyad Oncology is now fully committed to leveraging its expertise, know-how and intellectual property (IP) portfolio with the goal of providing innovative solutions to overcome the current limitations of CAR T-cell approaches. We have generated exiting data from our short hairpin RNA (shRNA)-based multiplexing platform, which highlights the versatility and adaptability of the technology. We also have made significant progress with our dual CAR program, for which we anticipate sharing an update at international conferences in the upcoming months,” commented Georges Rawadi, Chief Executive Officer of the Company.

Corporate highlights

•	Georges Rawadi was appointed as Chief Executive Officer of the Company

Operational highlights

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shRNA multiplexing platform: Data validating our shRNA multiplexing approach, which allows to down-regulate several genes simultaneously, were presented at the World Oncology Cell Therapy Congress in Boston, US (April 25-26, 2023):

•	We developed a microRNA (miRNA)-based multiplex shRNA platform designed for easy, efficient, and tunable knock-down regulation of up to four target genes simultaneously;

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Furthermore, we showed that the down-regulation of each target gene could be fine-tuned, from a moderate down-regulation up to achieving a functional knock-out, all without the need of gene editing and thus avoiding associated potential safety issues;

•	The plug-and-play design of our platform is designed to allow for swapping each target sequence without affecting performance, streamlining the generation of engineered adoptive T-cell therapies; and

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To demonstrate the effectiveness of our approach, we have been able to simultaneous knock down in CAR T-cells several genes involved in different cellular processes such as alloreactivity (CD3 ), cell persistence (ß2M, CIITA), T-cell exhaustion (PD-1, LAG-3), or ligand-induced apoptosis (CD95).

•

NKG2D-based CAR T-cells: Results from the hematological arm of the Phase I THINK trial have been published in The Lancet Haematology journal (Lancet Haematol. 2023 Mar;10(3):e191-e202). Data from the 16 patients treated in the dose-escalation segment provided proof-of-concept of targeting NKG2D ligands by CAR T-cell therapy. Further development of NKG2D-based CAR T-cells are warranted, potentially via combinatorial approaches or further CAR optimization to improve anti-tumor efficacy; and

•	We continue to progress on the development of NKG2D-based dual CARs and B7-H6-targeting CAR T-cells, with the aim of broadening the landscape of CAR T-cell therapies.

Press Release - Regulated Information May 5th, 2023 7:00 am CET

Financial highlights – First quarter 2023 financial review

As of March 31, 2023, the Company had cash and cash equivalents of €9.2 million ($10.0 million). Net cash burn during the first quarter of 2023 amounted to €3.2 million, in line with expectations.

The Company projects that its existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.

After due consideration of detailed budgets and estimated cash flow forecasts for the years 2023 and 2024, the Company continues to project that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that this release is issued.

The Company is currently evaluating different financing options to obtain the required funding to extend the Company’s cash runway beyond 12 months from the date this release is issued.

Financial Calendar 2023

• August 3rd, 2023	First Half 2023 Interim Results

• November 9th, 2023	Third Quarter 2023 Business Update

The financial calendar is communicated on an indicative basis and may be subject to change.

Upcoming Anticipated Milestones

•	The Company will provide an update on its dual CAR platform and business development in the first half of 2023; and

•	The Company anticipates fundraising in the first half of 2023.

Upcoming Conferences

•	The Company will take part in the Immuno-Oncology summit in London (June 20-22, 2023) and the BIO International Convention in Boston (June 5-8, 2023).

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on the discovery and development of innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s future business plans, statements regarding the Company’s plans to raise additional capital, and statements regarding the continuation of the Company’s existence. The words “will,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop

Press Release - Regulated Information May 5th, 2023 7:00 am CET

its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Contacts:

Investor Contact:	Media Contact:

David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA